News Release

Sun Life Financial

Sun Life Announces Share Repurchase Program as Part of Normal Course Issuer Bid

TORONTO, February 14, 2018 – Sun Life Financial Inc. ("Sun Life") (TSX: SLF) (NYSE: SLF) announced today that it intends to purchase common shares for cancellation pursuant to a share repurchase program (the "Program"). The Program will form part of Sun Life's normal course issuer bid announced on August 9, 2017, which provides authorization for the purchase of up to 11,500,000 common shares during the 12-month period beginning on August 14, 2017 and ending on August 13, 2018 (the "NCIB").

Sun Life has entered into a program agreement (the "Agreement") with a third party to repurchase common shares through daily purchases that will take place between February 20, 2018 and the earlier of August 13, 2018 and the date on which Sun Life will have purchased 3,230,000 common shares from the third party under the Program. The purchases will be made pursuant to an issuer bid exemption order issued by the Ontario Securities Commission (the "Order"). The price that Sun Life will pay for any common shares purchased by it from the third party will be negotiated by Sun Life and the third party, and will be at a discount to the volume weighted average trading price of the common shares on the Canadian markets on the date of the purchase.

Sun Life currently intends to purchase the maximum of 3,230,000 common shares under the Program. However, the number of common shares actually purchased may be less than the Program maximum if, among other things, it is not possible to purchase common shares within the price range established by Sun Life during the term of the Program, if trading is suspended, or as a result of other market factors. A news release setting out the number of common shares acquired by Sun Life under the Program and the aggregate dollar amount paid for such common shares will be issued and filed immediately following the completion of the Program.

Pursuant to the terms of the Agreement and the Order, all common shares purchased by Sun Life from the third party will be cancelled. Sun Life will be prohibited from purchasing any other common shares during the term of the Program.

Forward-Looking Statements

From time to time, Sun Life makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include (i) statements relating to our normal course issuer bid, (ii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) statements that include words such as "intend", "may", "will" and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in Sun Life's most recently filed Annual Information Form and Management's Discussion and Analysis, and other filings with Canadian and U.S. securities regulators, which are available for review at **www.sedar.com** and **www.sec.gov**, respectively.

Sun Life does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2017, Sun Life Financial had total assets under management ("AUM") of $975 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:	**Investor Relations Contact:**
Irene Poon	Greg Dilworth
Manager	Vice-President
Corporate Communications	Investor Relations
T. 647-256-2596	T. 416-979-6230
irene.poon@sunlife.com	investor.relations@sunlife.com